Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-135545

FOR IMMEDIATE RELEASE

CONTACTS:

Investor Relations

(718)709-2202

ir@jetblue.com

Corporate Communications

(718) 709-3089

CorporateCommunications@jetblue.com

JETBLUE ANNOUNCES PROPOSED OFFERING OF $160 MILLION OF

CONVERTIBLE DEBENTURES AND PROPOSED ENTRY INTO A SHARE

LENDING AGREEMENT

NEW YORK, May 27, 2008 (BUSINESS WIRE) — JetBlue Airways Corporation (NASDAQ: JBLU) today announced that it intends to offer, subject to market conditions, $160 million aggregate principal amount of convertible debentures, which are to be divided into two series, each with an aggregate principal amount of $80 million in a registered public offering. The debentures of each series will mature in 2038. JetBlue intends to grant the underwriters of the debentures a 30-day over-allotment option to purchase up to an additional 15% of the principal amount of the debentures of each series. JetBlue anticipates that one series of debentures will become subject to redemption by JetBlue, and have an initial date for repurchase at the holder’s option, in 2013 and the other series will become subject to redemption by JetBlue, and have an initial date for repurchase at the holder’s option, in 2015.

The debentures of each series will be convertible into JetBlue common stock at the option of their holders. The interest rate, conversion rate, conversion price, offering price and other terms of the debentures of each series will be determined at the time of pricing of the offering. The debentures will be general senior obligations of JetBlue, except that they will be secured by two escrow accounts, one for each series of debentures. JetBlue intends to deposit into each escrow account a portion of the net proceeds of the offering equal to the sum of the first six scheduled semi-annual interest payments for that series of debentures. This sum will be held in each escrow account for the exclusive benefit of the holders of the debentures of the corresponding series. JetBlue intends to use the remaining net proceeds from the offering (together with cash on hand, if needed) for repayment of up to $175 million principal amount of its 3½% convertible notes due 2033 which will become subject to repurchase by JetBlue at the holders’ option on July 15, 2008. After the allocation of net proceeds as aforementioned, to the extent there are remaining net proceeds from the offering, JetBlue intends to use them for general corporate purposes.

Morgan Stanley & Co. Incorporated and Merrill Lynch & Co. are acting as joint book-running managers for the debenture offering.

Concurrently with the debenture offering, JetBlue intends to enter into a share lending agreement with an affiliate of Morgan Stanley & Co. Incorporated (the “share borrower”) pursuant to which JetBlue will lend up to approximately 38 million shares of its common stock (the “borrowed shares”), assuming no exercise of the over-allotment option. The exact number of shares of JetBlue common stock to be offered will depend on the terms of the concurrent offering of its convertible debentures and the hedging to be conducted by investors in the convertible debentures. Under the share lending agreement, the share borrower will offer and sell borrowed shares of JetBlue common stock in a registered public offering and will use the short position resulting from the sale of the shares of JetBlue common stock to facilitate the establishment of hedge positions by investors in the debenture offering. The share borrower will be required to return the borrowed shares under the share lending agreement when the debentures are no longer outstanding and in certain other circumstances.

The share borrower will receive all of the proceeds from the sale of the borrowed shares. JetBlue will not receive any proceeds from the offering of the borrowed shares, but will receive a nominal lending fee from the share borrower.

While the borrowed shares will be considered issued and outstanding for corporate law purposes, JetBlue believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the borrowed shares are required to be returned to JetBlue.

Registration statements relating to the debentures and common stock described above have been filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

JetBlue has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents that JetBlue has filed with the SEC for more complete information about JetBlue and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also obtain documents relating to either the debenture offering or the common stock offering by contacting Morgan Stanley & Co. Incorporated (Morgan Stanley & Co. Incorporated, Attn: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, New York 10014, e-mail: prospectus@morganstanley.com, telephone: (866) 718-1649). Alternatively, you may obtain documents relating to the debenture offering by contacting Merrill Lynch & Co. (Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, telephone: 1-866-500-5408).

About JetBlue

New York-based JetBlue Airways has created a new airline category based on value, service and style. Known for its award-winning service and free TV as much as its low fares, JetBlue is now pleased to offer customers Lots of Legroom and super-spacious Even More Legroom seats. JetBlue introduced complimentary in-flight e-mail and instant messaging services on aircraft “BetaBlue,” a first among U.S. domestic airlines. JetBlue is also America’s first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue’s control. JetBlue serves 53 cities with 550 daily flights. With JetBlue, all seats are assigned, all travel is ticketless, all fares are one-way, and an overnight stay is never required.

This press release contains statements of a forward-looking nature which represent JetBlue’s management’s beliefs and assumptions concerning future events, including statements regarding the proposed offerings, terms of the debentures and the share lending agreement and use of proceeds from the debenture offering. Forward-looking statements involve risks, uncertainties and assumptions, including the risk that the transactions described above will not be completed or will be completed on terms other than those described, and are based on information currently available to JetBlue. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including, without limitation, the effect of market conditions and the price of JetBlue’s stock on the transactions described above, future changes in generally accepted accounting principles or in their interpretation and the factors described in JetBlue’s Securities and Exchange Commission filings, including but not limited to, JetBlue’s 2007 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. JetBlue undertakes no obligation to update any forward-looking statements to reflect events or circumstances that may arise after the date of this release.